UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   March 17, 2010           File No.  001-33495

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

 Dejour Records Two New Discoveries at Woodrush

3D Seismic Confirmed, Additional Development Planned

Calgary Alberta, March 17, 2010 -- Dejour Enterprises Ltd. (NYSE-Amex: DEJ / TSX: DEJ) today announces  new oil and gas discoveries at its 75% owned Woodrush project in the Peace River Arch, NE British Columbia.  Two wells were drilled based on the preliminary interpretation of a new 3D seismic program acquired and processed during this winter’s drilling season.

The first discovery (A-A91-H/94-H-02) was drilled to 4000', encountered 8 meters of good quality (14% porosity) Gething Sand.  The well was perforated on March 12, and flowed for four hours at rates as high as 950 thousand cubic feet per day during clean up operations.  Gathering lines to the production facility are being laid with production to commence prior to month end at a production rate anticipated by management to be in excess of 1 million cubic feet gas per day. Management believes that this new gas discovery will be subject to a net 2% royalty under the new BC Government royalty incentive program for the first 12 months of production.

The second well (A-1-I/94-H-02) was also drilled to 4000' over a separate feature north of Dejour’s Halfway discovery in well (D-91-H). This well encountered five meters of highly porous (21-24%) sand in the Halfway section with a log calculated oil saturation of 80%.  Logs on this well also indicated the presence of a productive Gething section above the Halfway sand.

Casing is now being set and the well is anticipated to be completed and tested in the Halfway later this week.  Results of the well test will be forthcoming.

“This concludes the winter drilling program at Woodrush.  We are very pleased with the results of the first two wells drilled to targets identified with our new seismic.  The seismic indicates at least two more drilling targets on Dejour’s leasehold that we were unable to access prior to break-up.  We will continue to refine our interpretation of the seismic and expect to be back in the field drilling additional wells later this year,” stated Dejour’s Manager of Canadian Operations Steve Crane, B.Sc. Petroleum Eng., MBA.

About Dejour

Dejour Enterprises Ltd. is a high growth crude oil and natural gas company operating multiple  exploration and production projects in North America’s Piceance / Uinta Basin (97,000 net acres) and Peace River Arch regions (18,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage.

Dejour, maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE- Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production, operating activities, and statements reporting anticipated timing of production, production rates, related royalties and timing of casing that may constitute "forward-looking statements" or "forward looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour's operations or financial results, are included in Dejour's reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO
DEJOUR ENTERPRISES LTD.
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1
Phone: 604.638.5050  Facsimile: 604.638.5051
Email: investor@dejour.com

Investor Relations – New York
Craig Allison
Phone: 914.882.0960
Email: callison@dejour.com

Dejour Enterprises Ltd.
(Registrant)

Dated: March 17, 2010	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer